UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 20, 2020
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

MARKET RELEASE
Sibanye-Stillwater Mineral Resources and Mineral Reserves – Competent Persons Relationships
Johannesburg, 20 February 2020: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBGL) is pleased to provide the following information clarifying the relationships with the Competent Persons, relating to its
31 December 2019 Mineral Resources and Mineral Reserves as released on 18 February 2020.
·
For the United States Region operations, the lead Competent Person designated in terms of the
SAMREC Code, who takes responsibility for the reporting of the Stillwater and East Boulder Mineral
Resources and Mineral Reserves, is Brent LaMoure. Brent is a former permanent employee of
Sibanye-Stillwater and is currently a Contract Ore Reserve Manager to the company.
·
For the Mineral Resource estimation of the projects in the Americas’, the Competent Persons are
Stanford Foy (Altar and Rio Grande) and Rodney N Thomas (Marathon). Stan is a former Sibanye-
Stillwater employee, a current full-time employee of Aldebaran Resources Inc. and a consultant to
Sibanye-Stillwater. Rodney is a full-time employee of; and the designated Competent Person for
Generation Mining Limited.
·
For the Southern African Platinum operations, the lead Competent Person designated in terms of the SAMREC Code, who takes responsibility for the reporting of the SA Platinum operations Mineral
Resources and Mineral Reserves, is Andrew Brown. Andrew is a full-time, permanent employee of
Sibanye-Stillwater.
·
For the Southern African Gold operations, the lead Competent Person designated in terms of the
SAMREC Code, with responsibility for the reporting of the SA Gold Operations Mineral Resources and Mineral Reserves, is Gerhard Janse van Vuuren. Gerhard is a full-time, permanent employee of Sibanye-Stillwater.
·
For the DRDGOLD, the company was reliant on external Competent Persons as follows: For the
ERGO Mineral Resources the Competent Person designated in terms of SAMREC is Mr M Mudau, the Resource Geology Manager at the RVN Group. The Competent Person designated in terms of
SAMREC who takes responsibility for the reporting of the surface Mineral Reserves, is Professor S
Rupprecht, Principal Mining Engineer of the RVN Group. The Competent Person designated in terms of SAMREC who takes responsibility for the reporting of the Mineral Reserves for the Far West Gold
Recoveries operation, is Mr Vaughn Duke of Sound Mining Proprietary Limited.

Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share codes: SGL (JSE) and SBGL (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Ends.
FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”,
“can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.
These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 20, 2020
By:
/s/ Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer